SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  27 March 2014

PT’s General Meeting of Shareholders

Portugal Telecom, SGPS, S.A. (“PT”) announces that its shareholders, at the General Meeting held today, approved PT’s participation in Oi, S.A. (“Oi”) capital increase.

On 24 February 2014, the General Meeting of shareholders (“GM”) held today was convened to discuss PT’s participation in Oi capital increase, through the contribution of assets representing all of the operating assets held by the Portugal Telecom Group and the related liabilities, with the exception of the shares of Oi, the shares of Contax Participações S.A. and the shares of Bratel B.V., held directly or indirectly by PT, for the amount of Brazilian Reais 5,709.9 million, corresponding to the equivalent of Euro 1,750 million, applying the Euro/Brazilian Real conversion rate as at 20 February 2014 (i.e. 3.2628 Brazilian Reais per Euro).

PT’s participation in Oi capital increase referred to above was approved by a majority of 99.87% of the votes present and cast at the General Meeting, being present or represented 60.09% of the share capital with voting rights. All shareholders were allowed to vote, in accordance with the clarification provided by PT’s General Meeting Chairman, released yesterday.

Oi General Meeting of shareholders, which also took place today, approved the Valuation Report on the assets to be contributed by PT in Oi capital increase, which was prepared by an independent valuation firm under the applicable Brazilian law, as well as the value proposition for the contribution of assets in the above mentioned capital increase.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.